Exhibit 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use of our report dated March 5, 2025 on the consolidated financial statements of South Bow Corporation (the “Company”) which comprise the consolidated balance sheets as at December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2024, and the related notes, which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.
We also consent to the incorporation by reference of such report in the Registration Statement No. 333-282631 on Form S-8 of the Company.

/s/ KPMG LLP
Chartered Professional Accountants
March 5, 2025
Calgary, Canada
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.